FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054 AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Real Estate selling

Buenos Aires, July 5, 2018

Securities and Exchange Commission.

Relevant Information: Real Estate selling

BBVA BANCO FRANCES S.A. is pleased to inform you that the company has resolved the sale of the buildings located at 40 Reconquista Street, 501 Bolivar Street, 362 Peron Street, 628 Mexico Street UF 1, all of them in the City of Buenos Aires, to REPAR S.A. such sale has been perfected today by the subscription of the deed of transfer of title.

BBVA BANCO FRANCES S.A.

Avda. Córdoba 111 piso 31, Ciudad Autónoma de Buenos Aires, (CP 1054 AAA)

IGJ 18-09-14, N.17995, L.70, T.SA (T.O.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: July 5, 2018	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer